SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Register 1431-1

SUMMARY OF THE MINUTES OF THE 165th EXTRAORDINARY GENERAL MEETING

1. VENUE: Rua Coronel Dulcídio, n° 800, Curitiba – State of Paraná. 2. DATE AND TIME: August 4, 2005 – at 2 pm 3. CALL NOTICE: call notice published by the Official Gazette of the State and newspapers “O Estado do Paraná” and “Diário Comércio Indústria e Serviços – DCI”. 4. QUÓRUM: sixty-one wholes, seventy hundredth per cent (61.70%) of the voting capital, as per signatures on the Shareholders’ Attendance Book 3, page 38. 5. PRESIDING BOARD: RUBENS GHILARDI - Chairman; JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman of the Board of Directors; MARLOS GAIO - Secretary. 6. DELIBERATIONS: By the majority of votes, in the light of the average supply tariff readjustment ratio authorized by ANEEL’s Resolution # 130/2005, totaling seven wholes, eighty hundredth per cent (7.80%), in average, Copel to maintain the average six wholes, eighty-four hundredth per cent (6.84%) discount granted to the final customers who pay their electricity bill when due, being also authorized the application of a four wholes, forty-one hundredth per cent (4.41%) readjustment, in average as of 08.01.2005.

SIGNATURES: SÉRGIO BOTTO DE LACERDA – State of Paraná representative; JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman of the Board of Directors; RUBENS GHILARDI – CEO and Chairman of the Extraordinary General Meeting; PAULO ROBERTO TROMPCZYNSKI – Chairman of the Fiscal Council; LUCILA PRAZERES DA SILVA – HG CARTEIRA ADM. HEDGE FIM; HG CAMINO FIA; HG GLOBAL MACRO; GREEN HG FUND; HG BETA 14 FIA; HG HIPER FIM; HG MASTER FIM; HG MEGA HOPE FIA; HG PILAR FIM; HG PRIVATE FIM; HG RAPHAEL FIA; HG SAKURA FIM; HG STAR FIM; HG TOP 30 FIM; HG TOP FIM; HG TURBUS FIM; HG VERDE FIM; REAL ADM FIM; VERDE FIM; HG CLIQUE FIA; VERDE 14 FIM; SKOPOS FIA; SKOPOS HG FUND; VITOR CRIVORNCICA JUNIOR – FUNDO DE INVESTIMENTO EM AÇÕES GWI FIA; MU HAK YOU; FUNDO DE INVESTIMENTO EM AÇÕES GWI PRIVATE; GBB CLUBE DE INVESTIMENTOS; GWI CLUBE DE INVESTIMENTO; GEORGE WASHINGTON TENÓRIO MARCELINO – THE MASTER TRUST BANK OF JAPAN, LTD. RE: MTBC400035147; VIRGINIA RETIREMENT SISTEM; USAA EMERGING MARKETS FUND; NORGES BANK; MARLOS GAIO –Secretary. -----------------------------------------------------------------------------------------------------------------------------
Full text of the Minutes of the 165th Extraordinary General Meeting was drawn up on pages 140 to 142 of the Company’s Book #09 of Companhia Paranaense de Energia - COPEL, registered with the Board of Trade of Paraná State under #00/010561-9, on 3.23.2000. -------------------------------------------------------------------------

MARLOS GAIO
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.